INTERNATIONAL GEMINI TECHNOLOGY INC.
#208 – 828 Harbourside Drive
North Vancouver, BC V7P 3R9
Tel. 604.904.8481 Fax. 604.904.9431

GEMINI INKS AGREEMENT TO PARTICIPATE IN RICE LAKE AREA EXPLORATION — Arranges Private
Placement Funding

Vancouver, B.C. – April 21 2005 — International Gemini Technology Inc. (CUSIP: #459 55B 105) today announced that it has entered into a subscription agreement with Outback Capital Inc. (dba “Pinefalls Gold”) a privately held Alberta corporation. The agreement calls for Gemini to invest $200,000 into Pinefalls Gold via private placement.

Upon receiving proceeds from its private placement Pinefalls Gold will immediately commence recommended phase one exploration work on its seventeen (17) mining claims in the area of Bissett, Manitoba. The claims are included in the Rice Lake greenstone belt and cover an area of approximately 2800 hectares. The claims are the subject of a Qualifying Report dated June 30, 2004 prepared by Edward Sawitzky, P. Geo. of Arc Metals Ltd. (“Arc”). Arc prepared the report to standards dictated by National Instrument 43-101.

In exchange for its investment, Gemini will receive 4 million units of Pinefalls Gold. Each unit will consist of one common share and one warrant to purchase an additional common share at $0.075 for two years. Prior to exercising its warrants Gemini will own approximately 37% of the then outstanding 10.7 million common shares of Pinefalls Gold. Assuming the exercise of the warrants, Gemini will own approximately 54% of Pinefalls Gold.

Separately, Gemini has entered into an Option Agreement with one of the principal shareholders of Pinefalls Gold (the “PFG Option”) which entitles Gemini to acquire a further 3 million common shares of Pinefalls Gold in exchange for one million common shares of Gemini. The PFG Option is exercisable at Gemini’s sole discretion until it expires on March 31, 2006.

Gemini and Pinefalls Gold have entered into these arrangements on a non-arms length basis. The two companies have certain directors and principal shareholders in common. Gemini’s directors with conflicts of interest have refrained from voting on the relevant resolutions. Gemini is relying on exemptions 5.5(3)[corporation not listed on specified markets] and 5.7(3)[fair market value not more than $2,500,000] from the formal valuation and minority approval requirements of OSC Rule 61-501 regarding Related Party Transactions.

To enable Gemini to meet its funding obligations Gemini has arranged a non-brokered private placement to provide working capital to the Company. Gemini will issue up to 2 million units at $0.15 per unit, where each unit consists of one common share of Gemini (a “Share”) and one transferable share purchase warrant (a “Warrant”). Each warrant will entitle the holder to purchase one common share of Gemini for a term of 24 months, at a price of 18 cents per share. If the common shares of Gemini, at any time after six months after the closing date of the private placement, trade on a recognized stock exchange at a price of $0.50 per share or greater for 10 consecutive trading days, then Gemini can provide notice to the holders of the warrants and the warrants will expire 30 days after the notice is given.

International Gemini Technology Inc. is a public company that historically traded on the Toronto Stock Exchange [Symbol: GMT] and NASDAQ [Symbol: GMTIF]. Upon encountering financial difficulties in its previous business as a designer and manufacturer of application specific integrated circuitry for personal computers, the Company sought creditor protection in 1990. At that time a new management team took over stewardship of the Company; arranging for its reorganization, recapitalization and ultimately now — its return to active operations. The Company remains a reporting issuer in the provinces of British Columbia and Ontario as well as a registrant as a foreign private issuer in the United States under the Securities Exchange Act of 1934. The company has received the necessary shareholder approvals to change its corporate name to be more reflective of its current business endeavors, and will do so once an appropriate name is given regulatory approval.

Statements about the Company’s future expectations and all other statements in this press release other than historical facts are “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and as that term defined in the Private Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from the expected results.

For more information contact:

Doug Ford, Director
Phone: 604.904.8481 ext. 460